

October 14, 2010

Michael A. DiGregorio
Executive Vice President and Chief Financial Officer
Korn/Ferry International
1900 Avenue of the Stars, Suite 2600
Los Angeles, CA 90067

> **Re:** **Korn/Ferry International**
> **Form 10-K for the Fiscal Year ended April 30, 2010**
> **Filed June 29, 2010**
> **File No. 001-14505**

Dear Mr. DiGregorio:

    We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Eric McPhee
Staff Accountant